UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2005

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

News Release dated April 1, 2005:  Crew Gold Corp. Signs Agreement to Sell all

                                                      its Shares in Seqi Olivine to Minelco AB

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

Frederic Puistienne, C.F.O.

DATE:  1st April 2005

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

Crew Gold Corp Signs Agreement to Sell all its Shares in Seqi Olivine to Minelco AB

LONDON, United Kingdom, DATE: April 1st, 2005, Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.)

Crew Gold Corporation is pleased to announce that an agreement to sell all of its shares in Seqi Olivine A/S to Minelco AB has been signed on March 31, 2005. Minelco is a subsidiary of the Swedish industrial metals group LKAB. The purchase price consists of an up front cash payment of USD 10 million to be paid upon closing and a 17-year royalty agreement based on produced tonnage. For years 3 through to 14 of production, there is a guaranteed minimum royalty of USD 1 million per year. Completion of the agreement is subject to receipt of all necessary regulatory approvals as well as board approvals from all parties. The sale is scheduled to close no later than May 3, 2005.

Jan A. Vestrum, CEO of Crew Gold Corporation, comments: “We are very satisfied with this agreement as it demonstrates immediate value within our non-gold project portfolio, and our ability to capitalize on this. We believe the non-gold portfolio holds a number of other projects that can be realized with significant value in a short to mid-term time horizon. This strengthens our overall financial position and ability to grow our core business.”

For further information, please contact: -

Mr Jan A.Vestrum, President & CEO

+44 (0) 7766 506422

Mr Hans Christian Qvist, Chairman

+47 928 82000

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com